Exhibit 99.2

TUFIN SOFTWARE TECHNOLOGIES LTD.

Special Note Regarding Forward-Looking Statements

We make forward-looking statements in this report that are subject to risks and uncertainties. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following matters are forward-looking by their nature:

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the impact of the global pandemic caused by COVID-19 on the budgets of our customers and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic;

•	the successful management of our business model, as well as current and future growth, particularly with respect to our plans to transition to a subscription-based business model over time

•	political conditions and economic downturns, particularly in areas where we operate;

•	compliance, managerial and regulatory risks associated with international sales and operations;

•	our expectation that policy-centric, automated solutions will garner a growing share of enterprise security spend;

•	our expectations for growth in certain key verticals and geographic regions and our intention to expand international operations;

•	our ability to maintain effective internal controls over financial reporting;

•	our expectations concerning seasonality and the predictability of our sales cycle;

•	our expectations regarding customer relationships developed by our hybrid sales model, including our ability to acquire new customers and maintain a high level of customer retention;

•	our ability to compete and increase positive market awareness of our brand, particularly with respect to markets for security policy management;

•	our ability to align our future and past performance by continuing to generate sufficient revenues;

•	the compatibility of our product and service offerings with customers’ existing technologies and applications;

•	our plans to deploy additional cloud-based subscription products over time, to enable more customers to consume our products beyond our existing on-premise solutions;

•	our reliance on certain products and customers to generate revenue;

•	our intention to invest further in the Tufin Orchestration Suite to extend its functionality and features;

•	our expectations regarding sales of our newest product, SecureCloud;

•	our expectations regarding sales driven by channel partners and our technology alliance partners through joint selling efforts and go-to-market strategies;

•	our dependence on a single third-party manufacturer to fulfill certain software license orders;

•	the effect of cybersecurity threats or attacks on our technologies, products and services;

•	the effect of any real or perceived shortcomings, defects or vulnerabilities in our solutions;

•	our compliance laws, regulations and requirements in the jurisdictions where we operate, including with respect to with data protection and privacy and export and import control requirements;

•	our expectations regarding the outcome of securities class action lawsuits; and

•	our ability to adequately protect and defend our intellectual property and other proprietary rights;

•	our ability to effectively manage, invest in, grow and retain our sales force, research and development capabilities, marketing teams and other key personnel;

•	our expectations regarding growth in the market for enterprise security and network management products;

•	the volatility of our share price and active trading market for our shares;

•	political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and

•	our expectations regarding our tax classifications.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider other factors described in “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 2, 2021 and this Form 6-K.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this annual report, to conform these statements to actual results or to changes in our expectations.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Company Overview

We are pioneering a policy-centric approach to security and IT operations. We transform enterprises’ security operations by helping them visualize, define and enforce a unified security policy across complex, heterogeneous IT and cloud environments. Our products govern how individuals, systems and applications are permitted to communicate and provide policy-based security automation, enabling customers to reduce the time to implement complex network changes from days to minutes. Our solutions increase business agility, eliminate errors from manual processes and ensure continuous compliance through a single console. Since our inception, our solutions have been purchased by over 2,000 customers in over 70 countries, including approximately 16% of the Global 2000.

We generate revenues from sales of our products and associated maintenance and professional services. We primarily sell our software through perpetual license agreements and, to a lesser extent, term-based subscription license agreements. Our products offer the same functionality whether our customers receive them through a perpetual or term-based license. Our agreements with customers for software licenses include maintenance contracts and may also include professional services contracts. Maintenance revenues consist of fees for providing software updates and technical support for our products for a specified term, which is typically one or three years. We offer a portfolio of professional services and extended support contract options to assist our customers with integration, customization, optimization, training and ongoing advanced technical support.

Our goal is to provide significant benefits to customers seeking to enforce enterprise-wide security policies and automate network change process, which we believe will enable us to maximize the lifetime value of our customers. We believe our existing customers serve as a strong source of incremental revenues given our multiple product offerings and the growing complexity of IT and cloud environments and networks. Our products provide customers the flexibility to initially deploy one or more of our products in all or parts of their IT and cloud environments, and further expand deployment as they purchase additional products or cover additional parts of their IT and cloud environments. We believe our “land and expand” sales strategy capitalizes on this potential. We make significant investments in acquiring new customers and expect to achieve a favorable return on investments by maintaining a high level of customer retention, which we define as our maintenance renewal rate.

We believe our diverse global footprint provides a significant growth opportunity. We aim to continue to expand our business globally, particularly in the Americas and EMEA. In the six months ended June 30, 2021 we generated 47% of our revenues from customers in the Americas and 46% of our revenues from customers in EMEA. We expect sales in the Americas to continue to account for a majority of our revenues. Our customers include leading enterprises across a broad range of geographies in a diverse set of industries, including financial services, telecommunications, automotive, manufacturing, energy, healthcare and pharmaceuticals, technology, government, retail and business services. We believe our expansion within the Global 2000 is a key indicator of our market penetration and the value that our products provide to large customers. We sell our products and services through our sales force, including our field sales team and our inside sales team, which works closely with our global network. Our highly trained sales force is responsible for overall market development. Our sales force consists of our field sales team, which accounts for most of our sales, and our inside sales team. Our field sales team targets large organizations, which we define as those comprising the Global 2000, while our inside sales team targets mid-market companies that do not belong to the Global 2000. Within our field sales team, our regional field sales representatives develop new business relationships with our key customers, and our channel account managers support and expand existing relationships with our channel partners. Our sales engineers provide technical expertise and support, and architect our solutions to address the business needs of our customers. Our sales cycle usually lasts several months from proof of concept to purchase order, and is often longer for larger transactions. Our channel partners include distributors and resellers, as well as service delivery partners that help customers successfully deploy, configure and maintain our products and services. We sell substantially all of our products and services through our global network of channel partners, who then sell to end-user customers.

We integrate with leading network and cloud platforms, such as Check Point, Cisco, Fortinet, Palo Alto Networks, F5 Networks, Forcepoint, Juniper Networks, VMware, AWS, Google Cloud, Microsoft Azure and Kubernetes, to provide vendor agnostic solutions, which is key to our value proposition. In addition, we believe our technology alliance partner program, which is an ecosystem of technology partners who build certified integrations to our platform, helps to expand our common use cases.

Recent Developments

COVID-19 Impacts

The global spread of COVID-19, which began to accelerate late in March of 2020, has since continued to spread and adversely affect workforces, economies, and financial markets globally, leading to an economic downturn and continued economic uncertainty. The extensive impact of the pandemic caused by COVID-19 has resulted and, particularly as a result of recent surges in variants of the COVID-19 virus, will likely continue to result in significant disruptions to the global economy, as well as businesses and capital markets around the world.

As part of our initial response to COVID-19, we focused on the safety and well-being of our employees and initiated a global work-from-home policy beginning in March 2020, which included transitioning our employees to remote working arrangements and temporarily closed and/or otherwise implemented hybrid remote-work with limited onsite presence in our offices worldwide. To date, we have not experienced significant disruptions in our operations resulting from our remote working arrangements.

In addition, we adjusted our operations, including transitioning from in-person marketing events to virtual formats, utilizing a virtual sales strategy and minimizing employee travel.

We continue to monitor, assess and respond to the implications of the COVID-19 pandemic on our operations and our customers, partners and suppliers. In addition, we continue to actively evaluate and respond to new developments relating to the evolving COVID-19 pandemics.

The extent to which COVID-19 impacts our business going forward will depend on numerous evolving factors that we cannot reliably predict, including the duration and scope of the pandemic, efficiency of available vaccines and the availability of such vaccines to the worldwide population; governmental, business, and individuals' actions in response to the pandemic, and the impact on economic activity including the possibility of a recession or financial market instability. The uncertainty surrounding the containment of COVID-19 could affect management’s accounting estimates and assumptions. The impact on our business, the business of our channel partners and other factors are further described in the “Risk Factors” section of our annual report on Form 20-F, filed with the SEC on March 2, 2021 and this Form 6-K.

Comparison of Period to Period Results of Operations

The following tables summarize our results of operations in dollars and as a percentage of our total revenues for the periods indicated. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Six Months Ended June 30,
	2020		2021
	Amount	%	Amount	%
	(U.S. dollars in thousands)
Revenues:
Product	$13,705	31.0%	$15,778	33.5%
Maintenance and professional services	30,571	69.0	31,320	66.5
Total revenues	44,276	100.0	47,098	100.0
Cost of revenues:
Product	1,213	2.7	1,331	2.8
Maintenance and professional services	9,113	20.6	9,866	20.9
Total cost of revenues(1)	10,326	23.3	11,197	23.8
Gross profit	33,950	76.7	35,901	76.2
Operating expenses:
Research and development(1)	18,211	41.1	20,054	42.6
Sales and marketing(1)	31,465	71.1	28,232	59.9
General and administrative(1)	9,724	22.0	11,885	25.2
Total operating expenses	59,400	134.2	60,171	127.8
Operating loss	$(25,450)	(57.5)	$(24,270)	(51.5)
Financial expense, net	436	1.0	(241)	(0.5)
Loss before taxes on income	$(25,014)	(56.5)	$(24,511)	(52.0)
Taxes on income	(843)	(1.9)	1,056	2.2
Net loss	$(25,857)	(58.4)%	$(23,455)	(49.8)

(1)	Includes share-based compensation expense as follows:

	Six Months Ended
	June 30,	June 30,
	2020	2021
Cost of revenues	962	1,061
Research and development	2,183	2,362
Sales and marketing	2,209	1,643
General and administrative	1,838	2,104
Total share-based compensation expense	7,192	7,170

Comparison of the Six Months Ended June 30, 2020 and 2021

Revenues

The following table presents the breakdown of revenue between product, maintenance and support and professional services:

	Six Months Ended June 30,
	2020	2021	Change
	Amount	Amount	Amount	%
	(U.S. dollars in thousands)
Revenues:
Product	$13,705	$15,778	$2,073	15.1%
Maintenance and support	24,703	26,090	1,387	5.6
Professional services	5,868	5,230	(638)	(10.9)
Total revenues	$44,276	$47,098	$2,822	6.4%

Revenues increased by $2.8 million, or 6.4%, from $44.3 million in the six months ended June 30, 2020 to $47.1 million in the six months ended June 30, 2021. The increase in total revenues was driven by an increase in product revenues and in maintenance and support revenues and was partially offset by decrease in professional services revenues.

Sales volumes to existing customers amounted to $34.3 million in six months ended June 30, 2020 compared to $38.8 million in six months ended June 30, 2021. Sales volumes to new customers amounted to $10.0 million in six months ended June 30, 2020 compared to $8.3 million in six months ended June 30, 2021.

Product revenues increased by $2.1 million, or 15.1%, from $13.7 million in the six months ended June 30, 2020 to $15.8 million in the six months ended June 30, 2021. This increase was primarily attributable to significant increase in term-based subscription license revenues, which reflect our strategic transition to subscription-based business model and supported by large multi-year deals. Product revenues were partially offset by decrease in perpetual licenses revenues, as part of this transition. In addition, hardware revenues increased by $0.4 million.

Maintenance and support revenues increased by $1.4 million, or 5.6%, from $24.7 million in the six months ended June 30, 2020 to $26.1 million in the six months ended June 30, 2021. Revenues from maintenance and support contract renewals for perpetual licenses increased by $1.8 million. Revenues from initial maintenance and support contracts for perpetual licenses decreased by $1.3 million and were partially offset by increase of $0.7 million maintenance and support revenues for term-based subscription license contracts, which reflect our strategic transition to subscription-based business model.

Professional services revenues decreased by $0.6 million, or 10.9%, from $5.9 million in the six months ended June 30, 2020 to $5.2 million in the six months ended June 30, 2021. This decrease was mainly due to timing of milestone completion for large professional services contracts.

Geographic Breakdown of Revenues

The following table sets forth the geographic breakdown of our revenues by region for the periods indicated:

	Six Months Ended June 30,
	2020		2021
	Amount	%	Amount	%
	(U.S. dollars in thousands)
Americas	$23,855	53.9%	$22,093	46.9%
EMEA	17,197	38.8	21,604	45.9
APAC	3,224	7.3	3,401	7.2
Total	$44,276	100%	$47,098	100%

The Americas accounted for 46.9% of our revenues in the six months ended June 30, 2021. Revenues in the Americas region decreased by $1.8 million, or 7.4%, from $23.9 million in the six months ended June 30, 2020 to $22.1 million in the six months ended June 30, 2021.

EMEA also accounted for a significant portion of our revenues in the six months ended June 30, 2020 and 2021.

Revenues in the EMEA region increased by $4.4 million, or 25.6%, from $17.2 million in the six months ended June 30, 2020 to $21.6 million in the six months ended June 30, 2021.

Revenues in the APAC region increased by $0.2 million, or 5.5%, from $3.2 million in the six months ended June 30, 2020 to $3.4 million in the six months ended June 30, 2021.

Cost of Revenues

	Six Months Ended June 30,
	2020	2021	Change
	Amount	Amount	Amount	%
	(U.S. dollars in thousands)
Cost of revenues:
Product	$1,213	1,331	$118	9.7%
Maintenance and professional services	9,113	9,866	753	8.3%
Total cost of revenues	$10,326	11,197	$871	8.4%

Cost of revenues increased by $0.9 million, or 8.4%, from $10.3 million in the six months ended June 30, 2020 to $11.2 million in the six months ended June 30, 2021. This increase was primarily driven by the increase in compensation costs and hardware cost of sales, and was partially offset by related overhead expenses.

Cost of product revenues increased by $0.1 million, or 9.7%, from $1.2 million in the six months ended June 30, 2020 to $1.3 million in the six months ended June 30, 2021. The increase in cost of product revenues was primarily driven by higher hardware cost of sales.

Cost of maintenance and professional services revenues increased by $0.8 million, or 8.3%, from $9.1 million in the six months ended June 30, 2020 to $9.9 million in the six months ended June 30, 2021. The increase in cost of maintenance and professional services revenues was driven primarily by an increase in personnel costs and was partially offset by related overhead expenses.

Gross Profit

	Six Months Ended June 30,
	2020		2021		Gross Profit Change
	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Amount	%
Gross profit	$33,950	76.7%	$35,901	76.2%	1,951	5.7%

Gross profit increased by $2.0 million, or 5.7%, from $34.0 million in the six months ended June 30, 2020 to $35.9 million in 2021. Gross margins decreased from 76.7% to 76.2% during the same period. This decrease was driven by higher costs of revenues, primarily due to increase in compensation costs and related overhead, as well as, our revenues mix.

Operating Expenses

	Six Months Ended June 30,
	2020	2021	Change
	Amount	Amount	Amount	%
	(U.S. dollars in thousands)
Operating expenses:
Research and development	$18,211	$20,054	$1,843	10.1%
Sales and marketing	31,465	28,232	(3,233)	(10.3)%
General and administrative	9,724	11,885	2,161	22.2%
Total operating expenses	$59,400	$60,171	$771	1.3%

Total operating expenses increased by $0.8 million, or 1.3%, from $59.4 million in the six months ended June 30, 2020 to $60.1 million in the six months ended June 30, 2021.

Research and Development. Research and development expenses increased by $1.8 million, or 10.1%, from $18.2 million in the six months ended June 30, 2020 to $20.1 million in 2021. This increase was primarily attributable to an increase of $2.0 million in compensation related expenses, as we returned to pre-COVID-19 compensation levels. This increase was also driven by increase of IT investments of $0.4 million and was partially offset by decrease of $0.6 million in other allocated overhead costs which reflects reduced spending as a result of COVID-19. The increase in research and development expenses reflects our plans to invest in strategic initiatives that further strengthen our technology platform and enhance our current and future product and service offerings.

Sales and Marketing. Sales and marketing expenses decreased by $3.2 million, or 10.3%, from $31.5 million in the six months ended June 30, 2020 to $28.2 million in the six months ended June 30, 2021. This decrease was attributable to a $2.0 million decrease in compensation related expenses, primarily resulting from a decrease in our sales and marketing headcount on a six-month period average basis. Travel expenses decreased by $1.3 million due to COVID-19 travel restrictions, and other allocated overhead costs decreased by $0.4 million which reflects reduced spending as a result of COVID-19. This decrease was partially offset by $0.5 million increase in IT related expenses.

General and Administrative. General and administrative expenses increased by $2.2 million, or 22.2%, from $9.7 million in the six months ended June 30, 2020 to $11.9 million in the six months ended June 30, 2021. This increase was primarily attributable to an increase of $1.4 million in compensation related costs, as we returned to pre-COVID-19 compensation levels and includes a $0.3 million increase in share-based compensation expense. The remaining increase in general and administrative expense of $0.7 million was primarily due to increase in corporate insurance, as well as accounting and legal costs.

Financial Income (Expense), Net

	Six Months Ended June 30,
	2020	2021	Change
	Amount	Amount	Amount	%
	(U.S. dollars in thousands)
Financial income (expense), net	$436	$(241)	$(677)	(155.3)%

Financial income, net for the six months ended June 30, 2020 were $0.4 million.  Financial expense, net for the six months ended June 30, 2021 were $0.2 million. Our financial expense was impacted by exchange rate fluctuations in the foreign currencies against the U.S. dollar and our derivatives and hedging activities, which resulted in an expense of $0.2 million in the six months ended June 30, 2021 compared to financial income of $0.3 million the six months ended June 30, 2020.

Taxes on Income

	Six Months Ended June 30,
	2020	2021	Change
	Amount	Amount	Amount	%
	(U.S. dollars in thousands)
Taxes on income	$(843)	$1,056	$1,899	(225.3)%

Taxes on income decreased from a tax expense of $0.8 million in 2020 to a tax income of $1.1 million in 2021. Our taxes on income for the six-month period ended June 30, 2021 were primarily impacted by tax benefits associated with stock-based compensation of our US subsidiary, our full valuation allowance against potential future benefits for deferred tax assets of our Israeli entity, including loss carryforwards generated in Israel. In addition, our effective tax rate is based on recurring factors, including the geographic mix of foreign taxable income and loss, as well as nonrecurring items that may not be predictable.

Liquidity and Capital Resources

As of June 30, 2021, we had $101.9 million of cash and cash equivalents, restricted deposits and marketable securities. Our liquidity was primarily attributable to cash proceeds of $115.3 million received from the issuance and sale of 8,855,000 ordinary shares in our initial public offering in April 2019, partially offset by $2.6 million in payments made in connection to the initial public offering. We believe that our existing cash and cash equivalents will be sufficient to fund our operations and capital expenditures for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new geographic locations, the timing of introductions of new products and enhancements to existing products and the continuing market acceptance of our products and solutions.

Net Cash Used in Operating Activities

Cash used in operating activities was $1.9 million during the six months ended June 30, 2021. This was primarily due to an increased net loss of $23.5 million adjusted by non-cash charges of $8.3 million, primarily relating to depreciation of property and equipment and share-based compensation, and a favorable impact of $13.2 million resulting from the net changes in our operating assets and liabilities. Changes in operating assets and liabilities included (i) a $8.7 million increase in deferred revenues representing unearned amounts resulting primarily from increased maintenance and support sales and (ii) a $6.3 million decrease in accounts receivable, partially offset by (a) a $1.5 million increase in prepaid expenses and other current assets, (b) a $0.3 million increase in deferred taxes and other non-current assets

Cash used in operating activities was $11.2 million during the six months ended June 30, 2020. This was primarily due to an increased net loss of $25.9 million adjusted by non-cash charges of $8.1 million, primarily relating to depreciation of property and equipment and share-based compensation, and a favorable impact of $6.6 million resulting from the net changes in our operating assets and liabilities. Changes in operating assets and liabilities included (i) a $5.0 million increase in deferred revenues representing unearned amounts resulting primarily from increased maintenance and support sales and (ii) a $5.4 million decrease in accounts receivable, partially offset by (a) a $3.3 million increase in prepaid expenses and other current assets, (b) a $0.5 million decrease in employee and payroll accrued expenses and (c) a $0.4 million decrease in trade payables and operating lease.

Net Cash Used in Investing Activities

Cash used in investing activities was $12.2 million and $1.7 million during the six months ended June 30, 2020 and 2021, respectively. Investing activities in six months ended June 30, 2021 consist primarily of investments in marketable securities, net of proceeds from marketable securities of $0.7 million and purchases of equipment for our offices of $1.0 million. Investing activities in six months ended June 30, 2020 consist primarily of investments in marketable securities of $10.6 million and purchases of equipment for our offices.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities was $1.1 million in the six months ended June 30, 2021, consisting of $1.6 million in proceeds from the exercise of employee share options, partially offset by the changes in its related withholding amounts.

Net cash used in financing activities was $0.3 million in the six months ended June 30, 2020, consisting of $1.2 million changes in withholding tax related to employee share plans, which were partially offset by $1.0 million in proceeds from exercise of employee share options.

Contractual Obligations and Commercial Commitments

We have various contractual obligations, which are recorded as liabilities in our consolidated condensed financial statements. Other items are not recognized as liabilities in our consolidated condensed financial statements but are required to be disclosed. There have been no material changes, outside of the ordinary course of business, to our contractual obligations as previously disclosed in our Annual Report on Form 20-F for fiscal year ended December 31, 2020, as amended.